  As filed with the Securities and Exchange Commission on October 3, 1997
                                                             Reg. No. 333-14129
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                AMENDMENT NO. 3
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                           NTN COMMUNICATIONS, INC.
            (Exact name of registrant as specified in its charter)

          Delaware                                         31-1103425
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.)

                                  The Campus
                              5966 La Place Court
                          Carlsbad, California 92008
                               (760) 438-7400
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

           Gerald Sokol, Jr., President and Chief Financial Officer
                           NTN Communications, Inc.
                                  The Campus
                              5966 La Place Court
                          Carlsbad, California 92008
                                (760) 438-7400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With a copy to:
                              Dale E. Short, Esq.
                     Troy & Gould Professional Corporation
                      1801 Century Park East, Suite 1600
                         Los Angeles, California 90067
                                (310) 553-4441
         Approximate date of commencement of proposed sale to public:
  As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                EXPLANATORY NOTE


     This Registration Statement relates to (i) 565,000 "Settlement Warrants" and underlying shares of common stock described herein being offered for sale by NTN Communications, Inc. (the "Company") and (ii) up to 627,550 shares of common stock of the Company being offered for resale by certain selling securityholders named herein, which are unrelated to the Settlement Warrants.

     Following the Prospectus relating to the Company's offering of the Settlement Warrants and underlying shares are alternate front and back cover pages, an additional risk factor entitled "Concurrent Settlement of Class Action Lawsuit," an alternate "Use of Proceeds" section, an additional section entitled "Selling Securityholders" and an alternate "Plan of Distribution" section relating to the offer of shares for resale by the named selling securityholders.

PROSPECTUS
                                565,000 Shares
                           NTN COMMUNICATIONS, INC.
                                 Common Stock


     All of the 565,000 shares of Common Stock offered hereby are being offered by NTN Communications, Inc. for issuance and sale upon the exercise of certain Redeemable Common Stock Purchase Warrants (the "Settlement Warrants"). Unless otherwise indicated herein, references herein to the "Company" mean NTN Communications, Inc. and its business units and subsidiaries.

     The Settlement Warrants are being distributed pursuant to a court-approved settlement of a class-action lawsuit previously pending against the Company.
See "Plan of Distribution." Each Settlement Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $_______ per share. The exercise price and number of shares of Common Stock issuable upon exercise of the Settlement Warrants are subject to adjustment under certain circumstances. During the period from the second anniversary of the date of issuance until the expiration of the Settlement Warrants, holders of Settlement Warrants will have the right to require the Company to redeem their Settlement Warrants for $3.25 per Settlement Warrant. This redemption right will expire, however, if at any time during the exercise period the closing price per share of Common Stock as reported on the American Stock Exchange ("AMEX") exceeds the exercise price of the Settlement Warrants by more than $3.25 per share for any seven trading days, whether or not consecutive. See "Description of Securities -- Settlement Warrants."

     The Common Stock is traded on the AMEX under the symbol "NTN." As of September 24, 1997, the last sale price for the Common Stock as reported on the AMEX was $2 - 7/16. See "Price Range of Common Stock and Dividend Policy."

     Concurrently with the registration of the shares of Common Stock offered hereby, the Company is registering for resale on behalf of several selling securityholders an aggregate of 627,550 shares of Common Stock which are issuable upon exercise of certain outstanding warrants of the Company. This concurrent share registration was made in accordance with the terms of the respective warrants and is not related to the Settlement Warrants. See "Risk Factors -- Concurrent Registration -- Shares Eligible for Future Sale."

     Prior to this offering, there has been no public market for the Settlement Warrants. The Settlement Warrants have been approved for listing on the AMEX under the symbol "NTNW", subject to official notice of issuance. See "Plan of Distribution" for a description of how the exercise price and other terms of the Settlement Warrants were determined.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL RISKS ASSOCIATED WITH AN INVESTMENT IN THE SHARES OFFERED HEREBY.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================
                                  Proceeds to
               Price to Public   the Company(1)
-------------------------------------------------
Per Share...          $               $
-------------------------------------------------
Total.......          $               $
=================================================

(1) The amount shown is without deduction for offering expenses payable by the Company relating to this offering and the concurrent registration of shares described herein, which are estimated at $100,000. See "Use of Proceeds."


         The date of this Prospectus is October 2, 1997.

                                  THE COMPANY

     NTN Communications, Inc. ("NTN" or the "Company"), through its business units and subsidiaries, develops, produces and distributes individual and multi-player interactive programs to a variety of media platforms. These interactive sports, trivia game and educational programs permit multiple viewers to simultaneously respond to and participate with the programming content. The Company has an exclusive licensing arrangement with the National Football League, as well as nonexclusive arrangements or agreements with Major League Baseball, the National Hockey League in Canada and others to provide interactive play-along programming, such as the Company's proprietary QB1(R) football game, in conjunction with live televised broadcasts. The Company broadcasts a wide variety of popular games, trivia and informational programming to group viewing locations such as hotels, sports bars and restaurants through its interactive NTN Network. In addition, the Company brings multi-player interactive games into consumer households through personal computer on-line services, the Internet and interactive television services. Since the Company distributes its programs via satellite, cable, telephone and wireless transmission technologies, it is not dependent on any particular hardware or technical platform.

     The Company currently provides its products and services to markets in various stages of development. Each market is directly related to multi-player interactive entertainment and education programs as follows:

     Network Services ("Network Services", formerly referred to as "Hospitality") -- Live interactive television network ("NTN Network") featuring sports and trivia games which are broadcast to group environments.

     Online/Internet Services ("Online/Internet Services", formerly referred to as "Home") -- Live interactive sports and trivia games, including those currently broadcast over the NTN Network, for the home consumer market provided via third-party providers such as America On-Line, CompuServe and GTE MainStreet.

     LearnStar ("LearnStar") -- An interactive, multimedia, curriculum-based educational system marketed to educational institutions. Marketed through the Company's wholly-owned subsidiary, LearnStar, Inc.

     IWN ("IWN") -- Interactive and transaction processing software and technology for the gaming industry. Developed through the Company's wholly-owned subsidiary IWN, Inc. and IWN, L.P.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials also may be obtained electronically at the Commission's site on the World Wide Web at http:/www.sec.gov. The Common Stock is listed on the AMEX, and the Company's reports, proxy and information statements and other information filed with the AMEX may be inspected at the AMEX's offices at 86 Trinity Place, New York, New York 10006-1881.

     Additional information regarding the Company, the Settlement Warrants and the shares of Common Stock offered hereby is contained in the Registration Statement of which this Prospectus forms a part, and the exhibits thereto, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and such securities, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549 or obtained electronically at the Commission's World Wide Web site referred to above. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act (Commission file no. 1-11460) are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which contains consolidated financial statements of the Company for the year then ended; (b) Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on April 30, 1997; (c) Amendment No. 2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed with the Commission on March 28, 1997; (d) Amendment No. 2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on ________ 1997; (e) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 filed with the Commission on May 20, 1997; (f) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Commission on August 13, 1997; (g) Amendment No. 2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the Commission on August 13, 1997; (h) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, respectively; (i) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on ________, 1997; (j) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed with the Commission on August 29, 1997; (k) the Company's Current Report on Form 8-K filed with the Commission on March 20, 1997; and (l) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A (File No. 0-19383) filed with the Commission on July 31, 1991.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Gerald Sokol, Jr., President and Chief Financial Officer, NTN Communications, Inc., The Campus, 5966 La Place Court, Carlsbad, California 92008. Telephone requests may be directed to Mr. Sokol at (760) 438-7400.

                                  RISK FACTORS

     The Settlement Warrants and the underlying shares of Common Stock offered hereby are speculative in nature and involve a high degree of risk. The following risk factors should be considered carefully in evaluating the Company and its business before purchasing the securities offered hereby.

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties, including statements of the Company's strategies, plans, objectives, expectations and intentions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The cautionary statements made in this Prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

HISTORY OF SIGNIFICANT LOSSES; RECENT RESULTS OF OPERATIONS

     The Company has a history of significant losses and had an accumulated deficit of $54,714,000 as of June 30, 1997. The Company reported a net loss of $22,952,000 and $8,575,000 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, and has continued to incur losses since June 30, 1997. These results included substantial charges related to the resignation or termination of certain former executive officers and the reduction in workforce referred to below, the cancellation of notes receivable from the former executives, write-downs of assets associated with discontinued business activities and obsolete inventory and equipment, and accruals for litigation settlement costs and other litigation expenses, and charges pursuant to recently-adopted Statement of Financial Accounting Standards No. 123 for stock-based compensation. There can be no assurance that the Company will not incur similar charges in the future or that it will ever operate profitably. See "Selected Consolidated Financial Data."

UNCERTAINTY AS TO ABILITY TO CONTINUE AS A GOING CONCERN.

      The audit report on the Company's consolidated financial statements for the year ended December 31, 1996 includes an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See "Experts."

RECENT DEVELOPMENTS

      In March 1997, following an internal review by the Company's independent directors acting with the advice of outside counsel to the independent directors, the Company announced a reorganization of its executive management personnel in which Patrick J. Downs resigned as Chief Executive Officer and Chairman of the Board of the Company and Daniel C. Downs resigned as the Company's President. As part of the management change, Ronald E. Hogan resigned as Senior Vice President and Gerald McLaughlin, formerly Executive
Vice President of the Company, and Michael Downs, formerly President of the Company's Learnstar subsidiary, were terminated. The Company has entered into separate Resignation and General Release Agreements (the "Resignation Agreements") with each of the former officers pursuant to which the officers' prior employment agreements were terminated and each former officer entered into a Consulting Agreement under which he agreed to consult with the Company on such matters as it may request from time to time. The three-year terms of the Consulting Agreements coincided with the remaining terms of the executives' prior employment agreements.


     Under the Resignation Agreements, the Company agreed to honor certain provisions of the officers' prior employment agreements to continue to pay the former executives their prior annual salaries and other benefits for the remaining terms of such agreements. These payments will total approximately $1,711,000 in 1997, $1,350,000 in 1998, and $1,269,000 in 1999, and are expected to be funded from on-going operations. See "Need for Additional Financing" below. Charges for severance related to resignations or terminations amounted to $840,000 for 1996. Additional severance charges in the first half of 1997 were approximately $5,252,000. The resigning officers will continue to receive medical benefits and life insurance paid for by NTN and, for 36 months, Patrick
J. Downs, Daniel C. Downs and Gerald P. McLaughlin will continue to receive a monthly car allowance.

      Most of the former executives, along with Donald Klosterman and Alan P. Magerman, directors of the Company, were indebted to the Company for certain loans that were made in previous years. By their terms, these loans were cancelable under certain circumstances in connection with the termination of the officers' employment. Accordingly, the management reorganization triggered the cancellation of the outstanding notes receivable from the former officers. In conjunction with the management reorganization, the Company also agreed to cancel similar loans outstanding to Messrs. Klosterman and Magerman. The cancellation of the notes receivable from the directors and former officers resulted in a charge for 1996 of $4,252,000 for principal and accrued interest.


     In connection with the management reorganization, NTN agreed to the vesting of certain options held by Mr. McLaughlin to purchase 100,000 shares and issued to Mr. McLaughlin a fully vested option to purchase 150,000 shares of Common Stock of NTN. NTN also paid Mr. Magerman an aggregate of $225,000 and purchased from him for a price of $81,250 certain warrants to purchase 325,000 shares of Common Stock.

     In consideration of entering into the Consulting Agreements, NTN agreed to extend the expiration dates of certain options and warrants held by the former officers and, with respect to Patrick J. Downs and Daniel C. Downs, to waive provisions of their respective stock options which required the exercise of certain options within a specified period of time following termination. In the first quarter of 1997, the Company recorded charges of $1,458,000 related to the modifications of options and warrants held by the former executives.

      In the fourth quarter of 1996 the Company laid off approximately 16% of its workforce as a cost-cutting measure. Severance payments related to the lay-off will not effect the Company's future liquidity, since the majority of the related severance and other benefit payments were made in 1996. The Company has since laid off additional employees and may continue trimming its workforce to reduce costs.

     In 1996, the Company also discontinued selling and leasing back the equipment utilized at its Network Services locations and repurchased certain equipment that was the subject of prior sale-leaseback transactions. Although the discontinuance of the sale-leaseback transactions and the repurchase of equipment is expected to result in improved cash flow in future periods, the Company reported a charge related to the repurchase transactions of approximately $2,007,000 for the fourth quarter of 1996. The Company may enter into similar repurchases in the future, which depending on the terms of repurchase, may also result in losses during the periods in which they occur.


PRIOR SUSPENSION OF SHIPMENTS OF PLAYMAKER(R) KEYPADS; ONGOING EQUIPMENT
PROBLEMS

     In October 1996, the Company announced that it had temporarily suspended shipments of its Playmaker(R) keypads to new Network Services locations pending approval of the Playmaker(R) by the United States Federal Communications Commission ("FCC"). The Company's application for approval was subsequently submitted to the FCC and was approved by the FCC on January 15, 1997. The temporary suspension did not affect broadcasts to existing Network Services locations and shipments of Playmakers(R) to new locations resumed immediately following the FCC approval.

     New locations signed up by the Company during the suspension of Playmaker(R) shipments were granted one day of credit by the Company against future billings for each day the sites could not utilize the NTN system. The temporary suspension of Playmaker(R) shipments and the credits extended by the Company to backlogged locations resulted in reduced cash flow of approximately $350,000 during the six months ended June 30, 1997 from all affected locations.

     The Playmakers(R) are handheld radio frequency devices that contain rechargeable batteries. Playmakers(R) manufactured earlier this year and last year have experienced problems related to noise sensitivity and recharging performance. The Company has completed various modifications to its Playmakers(R) in accordance with recommendations of an outside engineering consulting firm. To date, it appears that such modifications have resulted in a decrease of technical problems and an increase in reliability of performance. The modifications have been undertaken in an effort to decrease the number of "disconnects" (i.e. customers terminating service) and to enhance customer satisfaction which decline has resulted in an increase in accounts receivable. During the six months ended June 30, 1997, the Company incurred approximately $650,000 in charges relating to the repair and replacement of the affected Playmakers(R) and anticipates similar future charges of approximately $100,000. The high customer disconnects and charges relating to Playmakers(R) has adversely affected the Company's revenues and results of operations during 1997 and may continue to adversely affect operations in the foreseeable future.

IMMEDIATE NEED FOR ADDITIONAL FINANCING

     The Company had a working capital deficiency of $2,120,000 at December 31, 1996, compared to working capital of $19,468,000 at December 31, 1995. The reduction in working capital during 1996 was due primarily to the substantial charges incurred in 1996 as described above and to the use of cash on hand and other current assets to fund the Company's ongoing losses from operations. The Company's continuing losses from operations during 1997 resulted in an increase in the working capital deficiency to $4,573,000 as of June 30, 1997. The Company has continued to experience operating losses since June 30, 1997, and there can be no assurance that the Company's currently available resources will be sufficient to support the Company's operations until such time, if any, as the Company is able to operate profitably. It is anticipated that the Company will require additional financings to fund its ongoing operations and to fund repayment of the recent loan from GTECH Corporation described below. There can be no assurance as to whether or on what terms such financing may be available to the Company. If the Company were unable to obtain any needed financing on terms acceptable to it, the Company could be required to curtail its non-core business activities until such time, if any, as it is able to generate sufficient funds from operations to resume such activities and expand its business.

      In December 1995, the Company entered into an agreement ("Agreement") with Symphony IWN Investment LLC ("Symphony"), an unaffiliated company, under which Symphony invested $3,000,000 for a 10% interest in IWN, Inc. and a limited partner interest in IWN, L.P., a limited partnership of which IWN, Inc. is the general partner. The accounts and results of operations of IWN, L.P., including operating losses of $2,961,000 and $676,000 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, are included in the Company's consolidated financial statements for such periods. The Agreement included a provision (the "Symphony Option") entitling Symphony to elect to cause the Company to repurchase Symphony's shares of IWN, Inc. and limited partner interest in IWN, L.P. at any time during the period from April 1, 1997 through December 1, 1997 for specified consideration.

      In April 1997, Symphony notified the Company of its election to exercise the Symphony Option, and in June 1997 the Company paid Symphony $3,555,727 in satisfaction of its obligations under the Symphony Option. In July 1997, the Company filed a lawsuit against Symphony containing claims for breach of contract, specific performance, declaratory relief and intentional interference with economic relations and a demand for punitive damages. Despite the fact that Symphony had retained all sums paid by the Company, Symphony claimed it was entitled to approximately $1,000,000 in additional funds and a greater number of warrants to purchase the Company's stock based on anti-dilution provisions in its warrants. The claims of Symphony were set forth in a subsequent lawsuit filed by Symphony in July 1997 against the Company. In the interest of avoiding the expense of legal fees and costs inherent in such litigation, and accomplishing a prompt resolution of such claims, in August 1997, the parties entered into a settlement and general release agreement. More specifically, the Company agreed to pay Symphony an additional $75,000 and issue 72,500 shares of Common Stock. The Company, in turn, received all the outstanding shares of IWN Inc., the limited partner interest in IWN L.P. and warrants to purchase 400,000 shares of NTN Common Stock previously issued to Symphony.

     In June 1997, in connection with the now terminated letter of intent with NTN to accomplish a merger, GTECH Corporation loaned NTN $3.7 million to enable NTN to pay Symphony the amount described above. The loan bears interest at the rate of 13% per year and is secured by a pledge of all of the capital stock of NTN's IWN, Inc. subsidiary and a collateral assignment of NTN's partnership interest in IWN, L.P. The principal amount of, and accrued and unpaid interest on, the loan originally was due and payable September 15, 1997, which maturity date was extended by GTECH until October 24, 1997. At present, the Company intends to seek a further extension of the loan maturity date, although there can be no assurance that it will be able to do. The Company intends to seek to finance the repayment of the GTECH loan at its maturity. The Company has no commitment or agreement with respect to any such financing, however, and there can be no assurance that such financing will be available on terms acceptable to the Company, or at all.

SALE OF NEW WORLD

     In June 1996, the Company sold to The 3DO Company ("3DO") substantially all of the assets of the Company's New World Computing, Inc. subsidiary ("New World"). The Company no longer sells or distributes any products formerly sold and distributed by New World and has no intention of doing so in the future. In connection with the sale of New World, the Company entered into a Noncompetition Agreement with 3DO, under which the Company agreed, during the period ending June 30, 1999, not to engage in the development, marketing or distribution of consumer entertainment software in CD-ROM format other than in conjunction with other products developed or distributed by NTN. The Company is not restricted by the Noncompetition Agreement with 3DO from carrying on its other businesses or from marketing or distributing CD-ROM versions of its sports or trivia games or other products developed for distribution in other media.

PENDING LITIGATION

     On April 18, 1995, a class action lawsuit was filed in United States District Court entitled Lenora Isaacs, On behalf of Herself and All Others
                        --------------------------------------------------
Similarly Situated vs. NTN Communications and Patrick J. Downs. The complaint
--------------------------------------------------------------
alleges violations of federal securities laws based upon the Company's projections for the fourth quarter of 1994 and for the 1994 fiscal year, and further alleges that certain of the Company's insiders sold stock on information not generally known to the public. The Company, which has assumed the defense of this matter on behalf of all defendants, has denied liability based upon the allegations contained in the complaint. Plaintiffs have claimed to be entitled to damages between $8 million and $10 million. The Company believes, based in part on the advice of outside counsel, that the actual damages, if any, would be substantially less than such amount. As previously announced, in order to avoid the costs and expenses associated with complex litigation including attorney fees, expert fees and costs, analyses which must be conducted and other costs necessary to prepare to defend this case at trial and perhaps through the appeals process, in addition to the business disruption occasioned by such protracted litigation, the Company has agreed to an out-of-court settlement having a total value of $1,450,000. The settlement, which is subject to final court approval, consists of $250,000 in cash with the remaining balance of $1,200,000 being payable with the Company's common stock or in cash, at the Company's election.

     On July 3, 1995, a single shareholder filed a separate lawsuit in the United States District Court for the Northern District of Texas containing allegations essentially identical to those raised in the shareholder lawsuit in April 1995. Upon the Company's motion, the case was transferred from Texas to California. The initial discovery and other proceedings of this action were coordinated with the class-action lawsuit referred to in the immediately preceding paragraph, and upon the parties' motion this separate action was dismissed without prejudice in January 1997.

     There can be no assurance that any or all of the foregoing claims will be decided in favor of the Company, which is not insured against the claims made. During the pendency of such claims, the Company will continue to incur the costs of defense of same. If the shareholder litigation is decided in a manner adverse to the Company, the resulting liabilities to the Company could materially and adversely affect the Company's financial condition and result of operations.


     In May 1997, a shareholder derivative complaint was filed against the Company and certain of its former officers and directors in Superior Court of California, North County Branch. The complaint, which sought injunctive relief and an unspecified amount of damages, alleged that the Company was injured by a lack of independence and breach of business judgment by the defendant officers and directors by virtue of the Resignation Agreements and related transactions entered into in connection with the recent management reorganization. The Company believed that the lawsuit was without merit and conveyed its position to plaintiffs' counsel. On June 10, 1997, the plaintiff voluntarily dismissed the lawsuit without any payment from the Company.

     On June 11, 1997, the Company was included as a defendant in the litigation entitled Elliot Miller and Jan Iver, shareholders on behalf of themselves and
         --------------------------------------------------------------------
all others similarly situated  vs. NTN Communications, Inc., Patrick J. Downs,
------------------------------------------------------------------------------
Daniel C. Downs, Donald C. Klosterman, Ronald E. Hogan, Gerald P. McLaughlin and
--------------------------------------------------------------------------------
KPMG Peat Marwick LLP. The complaint alleges violations of state and federal
---------------------
securities laws based upon purported omissions from the Company's periodic filings with the Commission. More particularly, the complaint alleges that the Company and the defendant directors and former officers devised an "exit strategy" to provide themselves with undue compensation upon their resignation from the Company. Plaintiffs further allege that the Company's financial statements misrepresented or omitted information concerning contingent liabilities, in the form of guaranteed compensation to management and the Symphony Option described above, and phantom assets in the form of loans recoverable from management, which misrepresentations and omissions allegedly served to inflate the trading price of the Company's Common Stock.

     On July 3, 1997, the Company, on behalf of itself and the named directors and officers, filed a motion to dismiss the lawsuit. The motion is scheduled to be heard by the District Court on October 27, 1997. All proceedings in the case are stayed pending resolution of the Company's motion. The Company has submitted this claim to its insurance carriers; however, there can be no assurances that the insurance carriers will accept coverage or that, if coverage is accepted, it will be without a reservation of rights by the carriers. The insurance carriers are still reviewing the submission of the claim to reach a decision as to coverage.

     On August 8, 1997, a class action complaint was filed in the United States District Court for the Southern District of California by Yehuda Lefkowitz, on behalf of himself and others similarly situated against the Company and Patrick and Daniel Downs. The complaint alleged that defendants made materially false and misleading statements concerning the Company's business, operations and products. The complaint was voluntarily dismissed, without prejudice, by the plaintiff on September 3, 1997 having never been served and without any payment by the defendants. Though the Company believes, based in part on the opinion of outside counsel, that the action was without merit, there can be no assurances that the plaintiff or others similarly situated will not refile the same or a similar action at a future date.

     The Company had been involved as a plaintiff or defendant in various previously reported lawsuits in Federal courts in both the United States and Canada involving Interactive Network, Inc. ("IN"). With the court's assistance, the Company and IN have been able to reach a resolution of all pending disputes in the United States and have agreed to private arbitration regarding any future licensing, copyright or infringement issues which may arise between the parties. There remain two lawsuits among the Company, its unaffiliated Canadian licensee and IN, which were filed in Canada in 1992. No substantive action has been taken in furtherance of either action. These actions affect only the Canadian operations of the Company and its Canadian licensee and do not extend to the Company's operations in the United States or elsewhere. Although they cannot be estimated with certainty, any damages the Company might incur in the event the actions are determined adversely to the Company are not expected to be material to the Company.

     Other than as set forth above, there is no material litigation pending or threatened against the Company.

DEPENDENCE ON LICENSES FOR BROADCAST RIGHTS; LACK OF CERTAIN LICENSES

     The Company's interactive sports games are broadcast in conjunction with live telecasts of football, baseball and hockey games. Wherever possible, the Company seeks to obtain licenses from the owners of the broadcast rights to the sporting events to utilize such telecasts for its interactive game programming. The Company's exclusive license with National Football League Properties, Inc. ("NFLP") for QB1(R) was recently renewed by the NFLP until March 2000. The Company's rights under the license may not be transferred or assigned without the NFLP's consent. For this purpose, an assignment includes, among other things, a merger or consolidation of the Company or the termination of employment of any of the Company's key management personnel. The Company's agreement with Major League Baseball Properties, Inc. ("MLBP") relating to the Company's proprietary interactive baseball game, Diamondball(R), expired December 31, 1996. No formal license was issued, however, MLB did grant NTN permission to play Diamondball(R) along with MLB games. In the meantime, the Company has continued broadcasting Diamondball(R) and otherwise dealing with MLBP in accordance with the terms of the prior agreement with MLBP.

     The Company broadcasts QB1(R) in conjunction with college football games without any license. Limitations on the Company's sports licenses or legal action by the owners or licensees of broadcast rights to college football games or other events for which the Company has no license, if determined adversely to the Company, could have the effect of precluding the Company from broadcasting its games in connection with these events or could result in an award of monetary damages against the Company. The Company has not experienced any such legal action to date and is not aware of any threatened action. There can be no assurance, however, that such actions will not be brought in the future.

RELIANCE ON INDEPENDENT DISTRIBUTORS

     The Company relies on the efforts of independent distributors to market and sell the NTN Network to its subscriber locations. The Company currently uses approximately 25 distributors who operate in 49 states. The Company has no long-term agreements with any of its distributors, and such agreements are typically terminable upon short notice. The loss of a significant number of these distributors would have a material adverse effect on the Company's business until such time, if any, as the Company found alternate means of servicing the markets currently served by such distributors.

COMPETITION

     The interactive entertainment industry is in its formative stage, but currently may be divided into three major segments: (i) media distribution services such as on-line services, telephone companies and cable television companies and the NTN Network; (ii) equipment providers such as computer and peripheral equipment manufacturers; and (iii) content and programming providers, such as movie studios and software publishers. The Company does not act as a direct provider of equipment to consumers. The Company operates as a media distribution service through its NTN Network. Also, the Company is a program provider to an array of other media distribution services to consumers utilizing a variety of equipment.

     The Company has a growing number of competitors in the programming segment of the interactive entertainment industry. The Company's programming content is not dependent upon, and consequently not bound by any particular technology or method of distribution to the consumer. The Company's programming is, therefore, readily available to consumers on a wide variety of entertainment and media services including: the NTN Network; on-line services including America Online, Genie, and CompuServe and cable television, including GTE MainStreet, which is available to households in certain regions.

     The Company is not aware of any competing interactive programming similar to QB1, Diamondball or the Company's other programming broadcast in conjunction with live sporting or other events. The Company's programming competes generally, however, with broadcast television, pay-per-view, and other content offered on cable television. In other mediums, the Company competes with other content and services available to the consumer through on-line services such as America Online and Prodigy. Presently, the technological capabilities of transmitting entertainment products to the consumer exceed the supply of quality programming and services available on the existing delivery systems.

     With the entrance of motion picture, cable and TV companies, competition in the interactive entertainment and multimedia industries will likely intensify in the future. Moreover, the expanded use of on-line networks and the Internet provide computer users an increasing number of alternatives to video games and entertainment software. The Company seeks to compete by providing high quality products at reasonable prices, thereby establishing a favorable reputation among frequent buyers in order to achieve repeat sales on sequels and other products developed or distributed by the Company. There can be no assurance, however, that the Company can compete effectively.

POTENTIAL FOR TECHNOLOGICAL OBSOLESCENCE

     The computer industry and related businesses have been marked by rapid and significant technological development and change. There can be no assurance that ongoing technological developments will not render the Company's interactive technology and services obsolete, or that the Company will have the resources to respond to such technological change.

UNCERTAIN PROPRIETARY PROTECTION; DEPENDENCE ON SOLE SOURCE OF SUPPLY

     The Company regards the Playmaker(R) keyboard and other technology utilized in the NTN Network as proprietary and relies primarily on a combination of trademark, copyright and trade secret laws and employee and third-party nondisclosure agreements to protect its propriety rights. The Company has two patent applications pending for its proprietary interactive technology. No assurance can be given, however, that any of the Company's patent applications will issue as patents, or that any issued patents will provide the Company with significant competitive advantages. It is the Company's policy that all employees and consultants involved in research and developmental activities sign nondisclosure agreements; however, this may not afford the Company sufficient protection for its know-how and proprietary information and products. Other parties may independently develop similar or more advanced technologies. Until recently, the Company was involved in litigation with IN concerning the enforceability, scope and validity of proprietary rights. See "Risk Factors - Pending Litigation." As a number of software products in the interactive television industry increases and increasingly become available in new delivery formats, software developers and publishers may increasingly become subject to infringement claims. Any such future claims or litigation against the Company may be costly and could have an adverse effect on the businesses of the Company.


     The Company currently purchases its Playmaker(R) keyboard from an single, unaffiliated Taiwanese manufacturer. As described above under "Prior Suspension of Shipments of Playmaker(R) Keypads; Ongoing Equipment Problems," the Company has experienced certain performance problems with its Playmakers(R). The Company also recently has experienced substantial delays in shipments of Playmakers(R) ordered from the manufacturer, and it currently is considering a substantial redesign of the Playmaker(R) as part of an effort to secure one or more additional sources of supply of Playmakers(R). There can be no assurance that the Playmaker(R) can be redesigned successfully or that the Company will be able to secure additional sources of supply of the redesigned Playmaker(R). Unless and until the Company succeeds in establishing additional manufacturing relationships, it will continue to be dependent on its current sole source of supply of Playmakers(R) and may continue to experience delays in its receipt of new Playmaker(R) shipments.

INFLUENCE OF MANAGEMENT

     The Company's officers and directors and their affiliates owned, in the aggregate, approximately 4% of the outstanding Common Stock as of September 24, 1997, and have the right, through the exercise of currently exercisable options and warrants to purchase shares of Common Stock, to increase their percentage ownership to approximately 9%. Therefore, these securityholders, if acting together, would have the ability to significantly influence the Company's affairs and operations. See "Description of Securities."

ANTI-TAKEOVER PROVISIONS; TERMS OF EMPLOYMENT AGREEMENTS

     The Company's Certificate of Incorporation and Bylaws contain certain provisions that may discourage attempts to acquire control of the Company that are not negotiated with the Company's Board of Directors. These provisions may have the effect of discouraging takeover attempts that some securityholders might deem to be in their best interests, including takeover proposals in which securityholders might receive a premium for their shares over the then current market price, as well as making it more difficult for individual securityholders or a group of securityholders to elect directors. The Board of Directors believes, however, that these provisions are in the best interests of the Company and its securityholders because such provisions may encourage potential acquirors to negotiate directly with the Board of Directors, which is in the best position to act on behalf of all securityholders. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Certificate of Incorporation, including among others, those provisions relating to the number, election and term of directors; the removal of directors and the filing of vacancies; and the supermajority voting requirements of the Certificate of Incorporation. These voting requirements will have the effect of making more difficult any amendments, even if a majority of the Company's securityholders believes that such amendment would be in their best interest. See "Description of Securities -- Anti-Takeover Provisions."

TERMS OF SETTLEMENT WARRANTS

     The exercise price and other terms of the Settlement Warrants were determined as a result of settlement negotiations between the Company and representatives of the plaintiffs in the class-action lawsuit described under "Plan of Distribution." The exercise price does not necessarily bear any relationship to the financial condition, results of operations or business or financial prospects of the Company, or any other recognized investment criteria, and should not be considered an indication of the actual value of the Company's Common Stock. See "Plan of Distribution."

POSSIBLE FUTURE DELISTING OF THE SETTLEMENT WARRANTS

     The Settlement Warrants have been approved for listing on the AMEX, subject to official notice of issuance. Under current AMEX guidelines, to remain eligible for trading on the AMEX the Settlement Warrants either must continue to be held by at least 300 holders, or the number of Settlement Warrants publicly held (i.e., exclusive of holdings by directors, officers and control persons) generally must exceed at 200,000. If, by reason of the exercise of Settlement Warrants or otherwise, these requirements are not met at any time, the Settlement Warrants may be delisted from trading on the AMEX. Delisting would be likely to reduce investor interest in the Settlement Warrants and materially adversely effect the trading market and trading prices for the Settlement Warrants.

VOLATILITY OF STOCK PRICE; RECENT TRADING PRICES

     Historically, the trading price of the Company's Common Stock has fluctuated widely, and it may be subject to similar future fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements regarding litigation, technological innovations or new products by the Company or its competitors, general conditions in the industries in which the Company competes and other events or factors, including factors such as analysts' expectations which are beyond the Company's control. In addition, in recent years, broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations also may adversely affect the future trading price of the Company's Common Stock.

     The recent trading prices of the Company's Common Stock have been at or near the 52-week low trading price, and there can be no assurance that the trading price will not decline from its current level. See "Price Range of Common Stock and Dividend Policy."

DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and anticipates that for the foreseeable future earnings, if any, will be retained for the operation and expansion of the Company's business. See "Price Range of Common Stock and Dividend Policy."

EFFECT OF OUTSTANDING OPTIONS, WARRANTS AND PREFERRED STOCK

     As of September 24, 1997, there were 5,747,325 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding under the Company's stock option plans at exercise prices ranging from $2.00 to $6.50 per share, of which options to purchase 3,048,417 shares were exercisable as of that date.

     As of September 24, 1997, the Company also had outstanding warrants, including the Settlement Warrants described herein, to purchase an aggregate of 5,089,574 shares of Common Stock at exercise prices ranging from $2.00 to $8.00 per share, of which warrants to purchase approximately 3,824,574 shares were exercisable as of that date. Concurrently with the registration of the shares of Common Stock offered hereby, the Company is registering for resale on behalf of certain selling shareholders an aggregate of 627,500 shares of Common Stock which are issuable upon exercise of outstanding warrants of the Company. Substantially all of the shares underlying the Company's other outstanding warrants also are subject to currently effective registration statements covering the resale of the underlying warrant shares by the holders.

     The foregoing options and warrants could adversely affect the Company's ability to obtain future financing or engage in certain mergers or other transactions, since the holders of those options and warrants can be expected to exercise them at a time when the Company would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership. To the extent the trading price of the Common Stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will also have a dilutive effect on the Company's stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

     Approximately 5,820,000 shares of Common Stock outstanding as of the date of this Prospectus are "restricted securities," as that term is defined under Rule 144 promulgated under the Act. All or substantially all of such shares are covered by currently effective registration statements and can be offered and sold publicly by the beneficial owners at any time so long as registration statements remain effective. Moreover, in general under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, if one year has elapsed since the later of the date of acquisition of restricted shares from an issuer or from an affiliate of an issuer, the acquiror or subsequent holder is entitled to sell in the open market, within any three-month period, a number of shares that does not exceed the greater of 1% of the outstanding shares of the same class or the average weekly trading volume during the four calendar weeks preceding the filing of the required notice of sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock as described above for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

     No predictions can be made with respect to the effect, if any, that sales of Common Stock in the market or the availability of shares of Common Stock for sale pursuant to currently effective registration statements or under Rule 144 will have on the market price of Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                USE OF PROCEEDS

     The proceeds to the Company from the sale of the shares of Common Stock upon exercise of the Settlement Warrants will be realized only if and to the extent any of the Settlement Warrants are exercised. The holders of the Settlement Warrants are not obligated to exercise the Settlement Warrants, and there can be no assurance that the holders will choose to exercise the Settlement Warrants in whole or in part. The Settlement Warrants are redeemable under certain circumstances at the option of the holders. See "Description of Securities - Settlement Warrants." The estimated proceeds to the Company in the event that the Settlement Warrants are exercised in full would be $__________, without deduction for an estimated $100,000 of offering expenses payable by the Company relating to this Offering and the concurrent registration of shares described herein.

     The Company intends to apply any net proceeds it receives from the exercise of the Settlement Warrants to augment its working capital and for general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Prior to this offering, there has been no public market for the Settlement Warrants. The Company's Common Stock is listed on the AMEX under the symbol "NTN." The prices below are the high and low sales prices for the Common Stock as reported on the AMEX for periods shown.

                                                         LOW         HIGH
                                                      ---------   ----------
        1995
        ----

        First Quarter..............................    $5-5/8      $8-1/4
        Second Quarter.............................     4-7/16      5-13/16
        Third Quarter..............................     4-3/8       6-1/8
        Fourth Quarter.............................     4-1/8       5-3/16

        1996
        ----

        First Quarter..............................    $3-1/8      $4-7/8
        Second Quarter.............................     3-7/8       5-1/8
        Third Quarter..............................     4-9/16      6-1/8
        Fourth Quarter.............................     3-7/16      5-3/16

        1997
        ----

        First Quarter..............................    $3-3/8      $4-7/16
        Second Quarter.............................     2-5/16      4-3/4
        Third Quarter (through September 24, 1997).     2-3/16      4-7/16

        For a recent closing price for the Common Stock as reported on the AMEX see the cover page of this Prospectus. As of September 24, 1997, there were approximately 4,000 record owners of the Common Stock according to information available from the Company's transfer agent.

        To date, the Company has not declared or paid any cash dividends with respect to its Common Stock, and the current policy of the Board of Directors is to retain earnings, if any, after payment of dividends on the Company's outstanding preferred stock to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the Company's Common Stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenues and cash flow needed to declare a cash dividend or that the Company will have legally available funds to pay dividends.

                     SELECTED CONSOLIDATED FINANCIAL DATA

        The selected data presented below under the captions "Selected Consolidated Statement of Operations Data" and "Selected Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1996, are derived from the consolidated financial statements of NTN and its subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, and the report thereon, are incorporated by reference in this Prospectus. The selected data should be read in conjunction with the consolidated financial statements for the three-year period ended December 31, 1996, the related notes and the independent auditors' report, which contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern which report is incorporated by reference in this Prospectus. The consolidated financial statements and selected consolidated data do not include any adjustments that might result from the outcome of this uncertainty. The following selected consolidated statement of operations data for the six months ended June 30, 1997 and 1996 and related consolidated balance sheet data as of June 30, 1997 are derived from the unaudited consolidated financial statements of NTN and reflect all adjustments which in the opinion of management of NTN are necessary for presentation of NTN's financial position and results of operations for these periods. Certain data for the five-year period ended December 31, 1996 and six months ended June 30, 1996 have been reclassified to conform to the format used for the six months ended June 30, 1997. The following data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements and notes thereto incorporated by reference in this Prospectus.

              SELECTED CONSOLIDATED STATEMENT OF OPERATIONS DATA
                     (in thousands, except per share data)

                                                                                                               Six Months
                                                                 Year Ended December 31,                     Ended June 30,
                                                 -----------------------------------------------------    --------------------
                                                   1996        1995       1994      1993        1992        1997        1996
                                                 --------    -------    -------   --------    --------    --------    --------
Total revenues...............................    $ 25,711    $20,082    $16,146   $ 11,123    $  6,047    $ 12,801    $ 13,245
Total operating expenses.....................      51,566     25,508     16,102     13,210       8,466      21,120      17,362
                                                 --------    -------    -------   --------    --------    --------    --------
Operating income (loss)......................     (25,855)    (5,426)        44     (2,087)     (2,419)     (8,319)     (4,117)
Other income, net ...........................           1      1,409        412        457          24        (256)         52
                                                 --------    -------    -------   --------    --------    --------    --------
Earnings (loss) from continuing operations...     (25,854)    (4,017)       456     (1,630)     (2,395)     (8,575)     (4,065)
Earnings (loss) from discontinued operations.      (1,317)        69        251        329         155          --          --
Gain from discontinued operations............       4,219         --         --         --          --          --       1,918
                                                 --------    -------    -------   --------    --------    --------    --------
Net earnings (loss)..........................     (22,952)    (3,948)       707     (1,301)     (2,240)     (8,575)     (2,147)
                                                 --------    -------    -------   --------    --------    --------    --------
Earnings (loss) per share:
  Continuing operations......................    $  (1.15)   $ (0.19)   $  0.02   $  (0.10)   $  (0.21)   $  (0.37)      (0.18)
  Discontinued operations....................        0.13         --       0.01       0.02          --          --        0.08
                                                 --------    -------    -------   --------    --------    --------    --------
Net earnings (loss) per share................    $  (1.02)   $ (0.19)   $  0.03   $  (0.08)   $  (0.20)   $  (0.37)      (0.10)
Weighted average equivalent shares
  outstanding................................      22,568     20,301     21,124     17,135      11,344      23,303      22,656

                   SELECTED CONSOLIDATED BALANCE SHEET DATA
                                (in thousands)

                                                                December 31
                                           -----------------------------------------------------    June 30,
                                             1996       1995       1994       1993        1992        1997
                                           --------   --------   --------   --------    --------    --------
Total current assets.........              $ 10,655   $ 26,009   $ 18,844   $ 23,102    $  9,004    $  6,836
Total assets.................                28,504     41,221     31,239     27,240      10,171      21,146
Total current liabilities....                12,775      6,541      4,958      2,933       2,554      11,409
Total liabilities............                18,282      7,770      5,782      3,587       2,379      16,213
Accumulated deficit..........               (46,139)   (23,187)   (19,239)   (19,946)    (18,645)    (54,714)
Shareholders' equity.........                10,222     33,451     25,457     23,653       7,432       4,933

                              PLAN OF DISTRIBUTION

     The Settlement Warrants are being offered and distributed in an offering exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof, in settlement of a class-action lawsuit (the "Action"). The Action, originally filed by various shareholders of the Company in June 1993 in the United States District Court for the Southern District of California (San Diego) (the "Court"), was a consolidation of four lawsuits seeking class action status to recover damages for a drop in the market price of the Company's Common Stock following an announcement that an anticipated agreement under which the Company would sell certain equipment and services to an arm of the Mexican Government may be put out for bid. While the Company denies any wrongdoing or liability, it agreed to the settlement in order to avoid substantial expenses and the inconvenience and distraction of burdensome and protracted litigation. The settlement was entered into by the parties on June 18, 1996, and approved by the Court, after a hearing, by order dated and entered on September 23, 1996.

     Pursuant to the settlement, the Company agreed to establish a settlement fund consisting of $400,000 in cash, plus the Settlement Warrants to purchase an aggregate of 565,000 shares of the Company's Common Stock. For a description of the terms of the Settlement Warrants, see "Description of Securities -- Settlement Warrants." Claimants submitting claims to the administrator administering the settlement which are timely filed and satisfactorily demonstrate proof of loss are considered approved claimants under the terms of the settlement. Approved claimants are entitled to participate in a distribution of the settlement fund (which includes the Settlement Warrants) in proportion to their recognized loss. The Company anticipates that there will be approximately 1,400 initial holders of record of the Settlement Warrants immediately upon their issuance.

     The exercise price and other terms of the Settlement Warrants were determined as a result of settlement negotiations among the Company and its counsel in its Action and representatives of the plaintiffs in the Action. The exercise price does not necessarily bear any relationship to the financial condition, results of operations, or business or financial prospects of the Company, or any other recognized investment criteria, and should not be considered an indication of the actual value of the Company's Common Stock.

     The Company anticipates that the holders of the Settlement Warrants may sell the shares of Common Stock issuable upon exercise of such Settlement Warrants, directly or through brokers, in negotiated transactions or in one or more transactions on the AMEX, or otherwise, at prices prevailing at the time of sale.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 10,000,000 shares of preferred stock, par value $.005 per share ("Preferred Stock"), and 50,000,000 shares of Common Stock. The Preferred Stock may be issued in one or more series; the only series currently designated is a series of 5,000,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock").

COMMON STOCK

     On September 24, 1997, there were approximately 23,672,001 shares of Common Stock outstanding.

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the securityholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of legally available funds, after payment of any dividends required on the outstanding Preferred Stock. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets that are legally available for distribution, after payment of or provision for all debts and liabilities and for any payments with respect to the Preferred Stock. The holders of Common Stock have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to such shares. All of the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of the Series A Preferred Stock, and may be subject to the rights of the holders of such other Preferred Stock as the Company may issue in the future, although the Company has no plans at this time to issue additional Preferred Stock.

PREFERRED STOCK

     On September 24, 1997, there were 161,112 shares of Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to an annual dividend of 10% of the original issue price of $1.00 per share, payable semiannually on December 1 and June 1 of each year in cash or, at the option of the Company, by means of the issuance of shares of Common Stock, which are to be valued for this purpose at the fair market value of the Common Stock. The Company is current in the payment of all dividends on the Series A Preferred Stock. Upon liquidation, dissolution and winding up of the Company, each holder of the Series A Preferred Stock shall be entitled to receive $1.00 per share before any payment shall be made with respect to the outstanding shares of the Common Stock. Each share of the Series A Preferred Stock currently is convertible into approximately .2899 share of Common Stock at any time at the option of the holders of the Series A Preferred Stock. The rate of conversion is subject to certain antidilution provisions. The holders of the Series A Preferred Stock do not have any voting, preemptive, subscription or redemption rights.

     Additional shares of Preferred Stock may be issued without securityholder approval. The Board of Directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the shareholders. Any Preferred Stock to be issued could rank prior to the Common Stock with respect to dividend rights and rights on liquidation. The Board of Directors, without securityholder approval, may issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock or create impediments to persons seeking to gain control of the Company. The Company has no present plan or arrangement to issue any additional shares of common stock.

SETTLEMENT WARRANTS

     The Settlement Warrants will be issued in registered form, and will be subject to the terms and conditions of a Warrant Agreement between the Company and American Stock Transfer & Trust Company, as Warrant Agent. The following description of the Settlement Warrants is not complete and is qualified in all respects by the Warrant Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     Each Settlement Warrant will entitle the holder thereof to purchase one share of Common Stock at an exercise price equal to $__________, which equalled the average closing price of the Company's Common Stock as reported on the AMEX during the 20 trading days immediately preceding the date the Settlement Warrants were mailed to authorized claimants. The Settlement Warrants will be exercisable for a period of three years from the date of issuance, and during the period from the second anniversary of the date of issuance until the expiration of the Settlement Warrants, the holders will have the right (but will not be obligated) to require the Company to redeem the Settlement Warrants for cash at a price of $3.25 per Settlement Warrant unless the Settlement Warrants have previously been exercised. The redemption right will expire, however, if at any time during the exercise period the closing price per share of Common Stock as reported on the AMEX exceeds the exercise price by more than $3.25 per share for any seven trading days, whether or not consecutive. In the event the Company is required to redeem all or a portion of the Settlement Warrants, there can be no assurance that the Company will have available funds sufficient to pay for the redemption price of the Settlement Warrants so tendered for redemption. The cost to the Company to redeem all of the Settlement Warrants would be $1,836,250. Upon expiration of the redemption right, NTN will have no further obligation to repurchase the Settlement Warrants. On and after the expiration date, the Settlement Warrants become wholly void and of no value.

     The Settlement Warrants contain antidilution provisions to avoid dilution of the equity interest represented by the underlying shares upon the occurrence of certain events such as share dividends or splits, reorganizations, consolidations, mergers or like occurrences.

     Pursuant to the settlement of the Action, the Company has agreed to file the Registration Statement of which this Prospectus is a part in order to register the issuance of the shares of Common Stock underlying the Settlement Warrants. The Company will use its best efforts to keep the Registration Statement and any registration or qualification required under state securities laws with respect to the shares of Common Stock offered hereby effective during the term of the Settlement Warrants. The Settlement Warrants may not be exercised during any period in which any such registration or qualification is required but is not in effect.

ANTI-TAKEOVER PROVISIONS

     The provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and Bylaws (the "Bylaws"), summarized in the succeeding paragraphs, may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer, takeover attempt or change in control that a securityholder might consider to be in such securityholder's best interest, including those attempts that might result in a premium over the market price for the shares held by securityholders.

     Amendment of Certain Provisions of the Certificate of Incorporation and Bylaws

     The Certificate provides that the affirmative vote of the holders of at least 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Certificate, including those provisions relating to the number, election and term of directors; the removal of directors and the filling of vacancies; indemnification of directors, officers and others; and the supermajority voting requirements in the Certificate. The Certificate further provides that the Bylaws may be amended by the Board of Directors or by an affirmative vote of the holders of not less than 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class. These voting requirements will have the effect of making more difficult any amendment by securityholders, even if a majority of the Company's securityholders believes that such amendment would be in their best interests.

     Classified Board of Directors

     The Certificate and the Bylaws divide the Board of Directors into three classes, each class to be nearly equal in number as possible, each class serving staggered three-year terms. Approximately two-thirds of the directors of the Company are subject to re-election at each annual meeting of securityholders.

     The classification of directors and provisions in the Certificate that limit the ability of securityholders to increase the size of the Board of Directors without the vote of at least 80% of the total voting power of all outstanding voting securities, together with provisions in the Certificate that limit the ability of securityholders to remove directors and that permit the remaining directors to fill any vacancies on the Board, will have the effect of making it more difficult for securityholders to change the composition of the Board of Directors. As a result, at least two annual meetings of securityholders may be required for the securityholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial to the Company and its securityholders and whether or not a majority of the Company's securityholders believes that such a change would be desirable.

     Certain Securityholder Action

     The Certificate requires that securityholder action be taken at an annual meeting or special meeting of securityholders called pursuant to a resolution adopted by a majority of the Board of Directors and prohibits securityholder action by written consent.

     Section 203 of the Delaware General Corporation Law

     The Company is governed by the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Subject to certain exceptions summarized below, Section 203 prohibits any Interested

Securityholder from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an Interested Securityholder. Interested Securityholder, as defined, includes (i) any person who is the beneficial owner of 15% or more of the outstanding voting stock of the corporation and (ii) any person who is an affiliate or associate of the corporation and who held 15% or more of the outstanding voting stock of the corporation at any time within three years before the date on which such person's status as an Interested Securityholder is determined. Subject to certain exceptions, a "business combination" includes, among other things: (i) any merger or consolidation involving the corporation; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (iii) any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the Interested Securityholder, except pursuant to a transaction that effects a pro rata distribution to all securityholders of the corporation; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Securityholder; and (v) any receipt by the Interested Securityholder of the benefit (except proportionately as a securityholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if: (i) before a person became an Interested Securityholder, the board of directors of the corporation approved the transaction in which the Interested Securityholder became an Interested Securityholder or the business combination; (ii) upon consummation of the transaction that resulted in the person becoming an Interested Securityholder, the Interested Securityholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commences (other than certain excluded shares); or (iii) following a transaction in which the person became an Interested Securityholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of securityholders (and not by written consent) by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Securityholder.

SHARES ELIGIBLE FOR FUTURE PUBLIC SALE

     On September 24, 1997, there were approximately 23,672,001 shares of Common Stock outstanding. Approximately 5,820,400 of such shares of Common Stock are "restricted securities" within the meaning of Rule 144 of the regulations promulgated under the Securities Act. All or substantially all of such shares are covered by currently effective registration statements and can be offered and sold publicly by the beneficial owners at any time so long as the registration statements remain effective. Moreover, in general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. If the shares in question were acquired from the Company in transactions not involving a public offering, then they may not be sold under Rule 144 until they have been outstanding for at least one year. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale by such person is entitled to sell shares that have been outstanding for at least two years without regard to the volume, manner of sale or notice requirements.

     No predictions can be made with respect to the effect, if any, that sales of Common Stock in the market or the availability of shares of Common Stock for sale pursuant to currently effective registration statements or under Rule 144 will have on the market price of Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

     As of September 24, 1997, there were 5,747,305 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding under the Company's stock option plans at exercise prices ranging from $2.00 to $6.50 per share, of which options to purchase 3,048,417 shares were exercisable as of that date.

     As of September 24, 1997, the Company also had outstanding warrants, including the Settlement Warrants, to purchase an aggregate of 5,089,574 shares of Common Stock at exercise prices ranging from $2.00 to $8.00 per share, of which warrants to purchase approximately 3,824,574 shares were exercisable as of that date. Concurrently with the registration of the shares of Common Stock offered hereby, the Company is registering for resale on behalf of certain selling shareholders an aggregate of 627,500 shares of Common Stock which are issuable upon exercise of outstanding warrants of the Company. The Company also currently has effective registration statements covering the resale of substantially all of the shares issuable upon exercise of the Company's other outstanding warrants.

     The foregoing options and warrants could adversely affect the Company's ability to obtain future financing and engage in certain mergers and similar transactions, since such options and warrants are likely to be exercised into shares of Common Stock, if at all, only at a time when the exercise price is less than the market price of the Common Stock. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership. Moreover, the holders of those options and warrants can be expected to exercise them at a time when the Company would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. To the extent the trading price of the Common Stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will also have a dilutive effect on the Company's securityholders.

TRANSFER AGENT AND WARRANT AGENT

     The Transfer Agent for the Common Stock and Warrant Agent for the Settlement Warrants is American Stock Transfer & Trust Company, New York, New York.

                                 LEGAL MATTERS

     Troy & Gould Professional Corporation, Los Angeles, California, has rendered an opinion to the effect that the shares of Common Stock offered hereby, when issued and paid for as provided in the Settlement Warrants, will be duly and validly issued, fully paid and nonassessable. Such counsel owns
5,671 shares of Common Stock as of the date of this Prospectus with a current value of $13,823, based on the last sale price of the Common Stock as reported on the AMEX on September 24, 1997.

                                    EXPERTS

     The financial statements and schedules of NTN Communications, Inc. as of December 31, 1996, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996, financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

================================================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                                _______________


                               TABLE OF CONTENTS

                                                          Page
                                                          ----

                Available Information..................     2
                Incorporation of Certain
                 Documents by Reference................     3
                Risk Factors...........................     4
                Recent Developments....................
                Use of Proceeds........................     9
                Price Range of Common Stock
                 and Dividend Policy...................    10
                Selected Consolidated Financial Data...    11
                Plan of Distribution...................    12
                Description of Securities..............    12
                Legal Matters..........................    16
                Experts................................    16

================================================================================


================================================================================

                                 COMMON STOCK



                           NTN COMMUNICATIONS, INC.


                                565,000 SHARES



                                 ____________

                                  PROSPECTUS
                                 ____________



                               October 2, 1997

================================================================================

PROSPECTUS

                                627,550 Shares
                           NTN COMMUNICATIONS, INC.
                                 Common Stock


     This Prospectus relates to the offer by certain securityholders named herein (the "Selling Securityholders") for sale to the public from time to time of up to 627,550 shares (the "Shares") of common stock, $.005 par value (the "Common Stock"), of NTN Communications, Inc. See "Selling Securityholders." Unless otherwise indicated herein, references herein to the "Company" mean NTN Communications, Inc. and its business units and subsidiaries.

     All of the Shares of Common Stock offered hereby are issuable upon the exercise of certain outstanding warrants (the "Warrants") to purchase Common Stock of the Company. See "Selling Securityholders."

     The Common Stock is traded on the AMEX under the symbol "NTN." As of September 24, 1997, the last sale price for the Common Stock as reported on the AMEX was $2 - 7/16. See "Price Range of Common Stock and Dividend Policy."


     Concurrently with the registration of the shares of Common Stock offered hereby, the Company is registering an aggregate of 565,000 shares of Common Stock which are issuable upon exercise of certain warrants of the Company. The warrants, which are exercisable at a price per share of $________, are being issued in settlement of a class-action lawsuit as described herein under "Concurrent Settlement of Class-Action Lawsuit." This concurrent share registration was made in accordance with the terms of the class-action settlement and is not related to the Selling Securityholders' offer hereby of shares of Common Stock.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL RISKS ASSOCIATED WITH AN INVESTMENT IN THE SHARES OFFERED HEREBY.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================
                                       Proceeds to
                                         Selling
               Price to Public(1)   Securityholders(1)
-----------------------------------------------------------
Per Share...          $                    $
-----------------------------------------------------------
Total.......          $                    $
===========================================================

     (1) Based on the last reported sale price of the Common Stock as reported on the AMEX on September 24, 1997.

     (2) All proceeds from the sale of the Shares offered hereby will be received by the Selling Securityholders. The amount shown is without deduction for offering expenses payable by the Company relating to this offering and the concurrent registration of shares described herein, which are estimated at $100,000. See "Use of Proceeds."

               The date of this Prospectus is October 2, 1997.

CONCURRENT SETTLEMENT OF CLASS-ACTION LAWSUIT

     On or about the date of this Prospectus, the Company is distributing Redeemable Common Stock Purchase Warrants (the "Settlement Warrants") to purchase 565,000 shares of Common Stock at a price of $_______ per share. The Settlement Warrants were offered and are being distributed in an offering exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof, in settlement of a class-action lawsuit (the "Action"). The Action, originally filed by various shareholders of the Company in June 1993 in the United States District Court for the Southern District of California (San Diego) (the "Court"), was a consolidation of four lawsuits seeking class action status to recover damages for a drop in the market price of the Company's Common Stock following an announcement that an anticipated agreement under which the Company would sell certain equipment and services to an arm of the Mexican Government may be put out for bid. While the Company denies any wrongdoing or liability, it agreed to the settlement in order to avoid substantial expenses and the inconvenience and distraction of burdensome and protracted litigation. The settlement was entered into by the parties on June 18, 1996, and approved by the Court, after a hearing, by order dated and entered on September 23, 1996.

     Pursuant to the settlement, the Company has agreed to establish a settlement fund consisting of $400,000 in cash, plus the Settlement Warrants to purchase an aggregate of 565,000 shares of the Company's Common Stock. For a description of the terms of the Settlement Warrants, see "Description of Securities --Settlement Warrants." The exercise price and other terms of the Settlement Warrants were determined as a result of settlement negotiations among the Company and its counsel in the Action and representatives of the plaintiffs in the Action. The exercise price does not necessarily bear any relationship to the financial condition, results of operations, or business or financial prospects of the Company, or any other recognized investment criteria, and should not be considered an indication of the actual value of the Company's Common Stock.

                                USE OF PROCEEDS

     Other than the exercise price of the Warrants (to the extent they are exercised), the Company will not receive any of the proceeds from the sale of the Shares offered hereby. The holders of the Warrants are not obligated to exercise them, and there can be no assurance that the holders will choose to exercise the Warrants in whole or in part. The proceeds to the Company in the event that the Warrants are exercised in full would be approximately $_______, without deduction for offering expenses payable by the Company relating to this offering and the concurrent registration of shares described herein, which are estimated at $100,000.

     The Company intends to apply any net proceeds it receives from the exercise of the Warrants to augment its working capital and for general corporate purposes.

                           SELLING SECURITYHOLDERS
PATRICOF & CO.


     Of the Shares offered hereby, 300,000 are issuable upon the exercise of outstanding Class WCA Warrants which were originally issued to Patricof & Co. Capital Corp. ("Patricof") pursuant to the terms of a letter agreement, dated May 2, 1996, between the Company and Patricof. By the terms of the letter agreement, Patricof was retained as a financial advisor to the Company to assist the Company in developing and evaluating proposals from strategic partners, merger or acquisition candidates or acquirors. The agreement provided for the Company's grant to Patricof warrants, including the Warrants described herein, to purchase an aggregate of 900,000 shares of Common Stock and payment of certain fees and expenses in the event of a successful transaction. The letter agreement was terminated by the Company as of October 19, 1996. These Warrants have since been transferred by Patricof to certain of the Selling Securityholders identified below.

     The Warrants originally issued to Patricof are exercisable at the price of $4.625 per share, which equalled the market price of the Company's Common Stock on the date the Warrants were granted. The Warrants are exercisable, in whole or in part, at any time on or before May 2, 2001, contain antidilution provisions that require adjustments in the event of a stock dividend, subdivision or combination of the outstanding shares of Common Stock, recapitalization of the Company and certain similar events, and provide for piggyback registration rights. The terms of the Warrants were determined as a result of arm's-length negotiations between the Company and Patricof.

ASSOCIATED VENTURES MANAGEMENT CORP.


     An aggregate of 287,500 Shares offered hereby are issuable upon the exercise of outstanding Class WCA Warrants held by Joel Magerman and Selig Zises. Mr. Magerman, the son of Alan P. Magerman, a former director of the Company, is the President of Associated Ventures Management Corp. ("Associated Ventures"), and he and Mr. Zises are its sole stockholders. In December 1995, the Company sold 45% of the common stock of its LearnStar, Inc. subsidiary to Associated Ventures for $2,500,000, payable by means of a non-interest bearing promissory note of Associated Ventures. The promissory note was secured by the shares of LearnStar, Inc. purchased by Associated Ventures, but was otherwise nonrecourse to Associated Ventures. In connection with this transaction, the Company granted Messrs. Zises and Magerman Class WCA Warrants to purchase 240,000 shares and 60,000 shares, respectively, of Common Stock at an exercise price of $4.44 per share, which equalled the market price of the Company's Common Stock on the date of grant of the Warrants.

     The sale to Associated Ventures of LearnStar common stock was rescinded by the parties in September 1996. In connection with the rescission, Messrs. Zises and Magerman agreed to surrender to the Company the Class WCA Warrants granted to them as part of the original sale transaction in exchange for new Class WCA Warrants to purchase 160,000 shares and 40,000 shares, respectively, at the same exercise price and other terms contained in their original Warrants. The newly granted warrants held by Messrs. Zises and Magerman are exercisable at the price of $4.44 per share and may be exercised, in whole or in part, at any time on or before December 21, 2000.

     In January 1997, the Company also granted to Messrs. Zises and Magerman Class WCA Warrants to purchase 40,000 shares and 10,000 shares, respectively, of Common Stock at an exercise price of $5.25 per share. These Warrants are exercisable, in whole or in part, at any time on or before August 5, 2001. In January 1997, the Company granted Messrs. Zises and Magerman additional Class WCA Warrants to purchase 30,200 shares and 7,550 shares, respectively, of Common Stock at an exercise price of $4.75 per share, which Warrants may be exercised, in whole or in part, on or before September 5, 2001. All of these Warrants were issued pursuant to a consulting agreement dated July 1, 1995 between the Company and Associated Ventures. Under the terms of the agreement, the Company agreed to pay Associated Ventures a consulting fee of $120,000, payable in 12 monthly installments, and to grant it warrants to purchase 5,000 shares of Common Stock at the then-current market price for each $100,000 of net proceeds from financing transactions entered into between the Company and parties introduced by Associated Ventures. The respective exercise prices of these Warrants equalled the market price of the Company's Common Stock at the time of the financings to which they relate.

     All of the foregoing Warrants held by Messrs. Zises and Magerman contain antidilution provisions that require adjustments in the event of a stock dividend, subdivision or combination of the outstanding shares of Common Stock, recapitalization of the Company and certain similar events, and provide for piggyback registration rights. The terms of the Warrants were determined as a result of arm's-length negotiations between the Company and Associated Ventures.

OTHER SELLING SECURITYHOLDERS

     The remaining 40,000 Shares offered hereby are issuable upon the exercise of Class WCA Warrants held by SRG Associates and Lyon Securities. The Warrants are exercisable at a price of $4.00 per share, which equalled the market price of the Company's Common Stock on the date the Warrants were granted. The Warrants are exercisable, in whole or in part, at any time on or before February 1, 2001, contain antidilution provisions that require adjustments in the event of a stock dividend, subdivision or combination of the outstanding shares of the Company, recapitalization of the Company and certain similar events, and provide for piggyback registration rights. The Warrants were granted to these Selling Securityholders in February 1996 in consideration of financial consulting services rendered to the Company, and the terms of the Warrants were determined as a result of arm's-length registrations between the Company and the Selling Securityholders.

     All of the Warrants held by the Selling Securityholders constitute "restricted securities" within the meaning of Rule 144 of the regulations promulgated under the Securities Act of 1933 (the "Securities Act"). As such, they generally are not currently transferable. However, the shares of Common Stock issuable upon exercise of such Warrants and being offered hereby (other than any such shares as may be acquired by an affiliate of the Company), when issued upon exercise of the Warrants and sold pursuant to this Prospectus, will be freely tradeable without restriction under the Securities Act.

SELLING SECURITYHOLDERS TABLE

     The following table sets forth as of September 24, 1997 the number and percent of shares of Common Stock owned beneficially by each of the Selling Securityholders, the number of shares of Common Stock offered by each of them hereby, and the number and percent of shares of Common Stock to be owned by each of them after the conclusion of this offering:

                               Before Offering                                   After Offering
                        ------------------------------                   ------------------------------
                           Number of                       Number of       Number of
                            Shares                           Shares         Shares
       Selling           Beneficially                        Being       Beneficially
   Securityholder            Owned        Percent(1)      Offered(2)         Owned          Percent(1)
---------------------   ---------------   ------------    ------------   --------------   -------------
Game L.P.(3).......        270,000            1.14%          270,000              -0-           0%
David Jordon.........       61,250(4)           *             11,250           55,000           *
Barry W. Zelin.......       41,250(5)           *             11,250           30,000           *
J.W. Charles Corp....        7,500(6)           *              7,500              -0-           *
Selig Zises..........      361,700(7)         1.53%          230,200          131,500           *
Joel Magerman........       93,500(8)           *             57,550           36,000           *
SRG Associates.......       30,000(9)           *             30,000              -0-           *
Lyon Securities......       10,000(10)          *             10,000              -0-           *
                           =========          ====           =======          =======           =

----------------------

(1) Included as outstanding for purposes of this calculation are 23,672,001 shares of Common Stock outstanding as of September 24, 1997 plus, in the case of a particular selling securityholder, the number of shares of Common Stock subject to currently exercisable options, warrants and other instruments (including those which may become exercisable within 60 days after September 24, 1997) held by such securityholder, which are specified by footnote. Shares issuable as part of or upon exercise of outstanding options, warrants or instruments other than as described in the preceding sentence are not deemed to be outstanding for this purpose. An asterisk denotes beneficial ownership of less than 1%.

(2) All of the shares offered hereby consist of shares of Common Stock issuable upon exercise of the Warrants described in this Prospectus.

(3) Game L.P. is a limited partnership whose general partners are Arthur D. Kowoloff and Robert B. Machinist. As general partners, Messrs. Kowoloff and Machinist exercise investment discretion with respect to the Warrants held by Game L.P. and, as such, may be deemed to be beneficial owners of such Warrants.

(4) Includes 11,250 shares of Common Stock underlying the Warrants described herein and being offered hereby and 45,000 shares underlying other currently exercisable warrants.

(5) Includes 11,250 shares of Common Stock underlying the Warrants described herein which are being offered hereby and 30,000 shares underlying other currently exercisable warrants.

(6) Consists of 7,500 shares of Common Stock underlying the Warrants described herein which are being offered hereby.

(7) Consists of 230,200 shares of Common Stock underlying the Warrants described herein which are being offered hereby and 131,500 shares underlying other currently exercisable warrants.

(8) Includes 57,550 shares of Common Stock underlying the Warrants described herein which are being offered hereby and 36,000 shares underlying other currently exercisable warrants.

(9) Consists of 30,000 shares of Common Stock underlying the Warrants described herein which are being offered hereby.

(10) Consists of 10,000 shares of Common Stock underlying the Warrants described herein which are being offering hereby.

CERTAIN RELATIONSHIPS

     Messrs. Zelin and Jordan and J.W. Charles Corp., or affiliated companies, have from time to time rendered financial consulting services to the Company for which they were previously granted warrants to purchase Common Stock.

     In addition to the grants of Warrants described above, in March 1996, the Company issued to Selig Zises, Joel Magerman and Tim and Pamela Keenan, in consideration of equipment sale-leaseback financing arranged by Associated Ventures, warrants to purchase 84,000, 21,000 and 7,500 shares of Common Stock at an exercise price of $4.00 per share, respectively. Each of these individuals is a principal or officer of Associated Ventures. These warrants were granted pursuant to the previously described consulting agreement between the Company and Associated Ventures.

     Except as described herein, no Selling Securityholder or its affiliates has any position, office or other material relationship with the Company.


                             PLAN OF DISTRIBUTION

     Each of the Selling Securityholders has advised the Company that it may sell, directly or through brokers, its Shares offered hereby in negotiated transactions or in one or more transactions on the AMEX, or otherwise, at the prices prevailing at the time of sale. In connection with such sales, the Selling Securityholders and any participating broker may be deemed to be "underwriters" of the Shares so sold within the meaning of the Securities Act, although the offering of the Shares will not be underwritten by a broker-dealer firm.

     The Company will bear all costs and expenses of the registration of the Shares under the Securities Act and certain state securities laws, other than fees of counsel for the Selling Securityholders and any discounts or commissions payable with respect to sales of such Shares.

     The Company has informed the Selling Securityholders that the antimanipulation provisions of Rules 10b-6 and 10b-7 under the Exchange Act may apply to their sales of the Shares and has furnished each of the Selling Securityholders with a copy of these rules, as well as a copy of certain interpretations thereof by the Securities and Exchange Commission. The Company also has advised the Selling Securityholders of the requirement for delivery of this Prospectus in connection with any sale of the Shares.

================================================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.




                                _______________

                               TABLE OF CONTENTS

                                           Page
                                           ----

Available Information..................      2
Incorporation of Certain
  Documents by Reference...............      3
Risk Factors...........................      4
Recent Developments....................      4
Use of Proceeds........................      9
Price Range of Common Stock
  and Dividend Policy..................     10
Selected Consolidated Financial Data...     11
Selling Securityholders................     12
Description of Securities..............     12
Legal Matters..........................     16
Experts................................     16

================================================================================

================================================================================



                                 COMMON STOCK



                           NTN COMMUNICATIONS, INC.


                                627,550 SHARES



                                 ____________

                                  PROSPECTUS
                                 ____________



                               October 2, 1997

================================================================================

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company estimates that expenses in connection with the distributions described in this Registration Statement will be as follows:


     SEC registration fee..............................................  $  1,519
     Printing expenses.................................................    15,000
     Accounting fees and expenses......................................    20,000
     Legal fees and expenses...........................................    55,000
     Fees and expenses for qualification under state securities laws...     2,000
     Miscellaneous.....................................................     6,481
                                                                         --------

      Total............................................................  $100,000
                                                                         ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation and Bylaws permit the Company to indemnify officers and directors of the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law makes provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursements of expenses incurred) arising under the Securities Act.

     The Company has entered into indemnity agreements with certain of its outside directors. Pursuant to such indemnity agreements, the Company has agreed to indemnify each outside director who is a party to the indemnity agreement under certain circumstances in which such outside director or the Company is named as a party to a proceeding (as that term is defined).

ITEM 16.  EXHIBITS

     The following exhibits are filed herewith or incorporated by reference as a part of this Registration Statement:

4.1 Specimen Common Stock Certificate (previously filed as an exhibit to the Company's Registration Statement on Form 8-A, File No. 0-19383, and incorporated herein by reference)

4.2 Form of Warrant Agreement between NTN Communications, Inc. and American Stock Transfer & Trust Company, including Specimen Warrant Certificate*

4.3  Specimen form of Class WCA Warrant.**

5.1  Opinion of Troy & Gould Professional Corporation.*

23.1 Consent of Troy & Gould Professional Corporation (included in Exhibit 5.1)

23.2 Consent of KPMG Peat Marwick LLP (included on page II-5 hereof)**

24   Power of Attorney*
------------------------------------
*    Previously filed.
**   Included herewith.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Company hereby undertakes:

          That for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Carlsbad, State of California, on September 30, 1997.

                                  NTN COMMUNICATIONS, INC.

                                  By:
                                     -------------------------------
                                       /s/ Gerald Sokol, Jr.
                                           President and Chief Financial Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.


Signature                                Title                                 Date
---------                                -----                                 ----

                                         Chairman of the Board and             September 30, 1997
-----------------------------------      Interim Chief Executive Officer
 /s/ Edward C. Frazier

                                         President and Chief Financial         September 30, 1997
-----------------------------------      Officer (Principal Financial
 /s/ Gerald Sokol, Jr.                   and Accounting Officer)


                                         Chief Operating Officer               September 30, 1997
-----------------------------------
 /s/ Geoffrey D. Labat

                                         Director                              September 30, 1997
-----------------------------------
 /s/ Robert M. Bennett

                                         Director                              September 30, 1997
-----------------------------------
 /s/ Donald C. Klosterman

                                         Director                              September 30, 1997
-----------------------------------
 /s/ Esther L. Rodriquez


                                 EXHIBIT 23.2
                                 ------------


                        CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
NTN Communications, Inc.:

    We consent to the use of our reports incorporated herein by reference and to the references to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the Prospectus.

    Our report dated April 10, 1997, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                              /s/ KPMG Peat Marwick LLP

San Diego, California

October 1, 1997

                                 EXHIBIT INDEX
                                 -------------

                                                                                          Sequential
 Exhibit                                                                                     Page
  Number                                    Description                                     Number
 -------                                    -----------                                   ----------
4.1          Specimen Common Stock Certificate (previously filed as an exhibit to the        N/A
             Company's Registration Statement on Form 8-A, File No. 0-19383, and
             incorporated herein by reference)
4.2          Form of Warrant Agreement between NTN Communications, Inc. and                  N/A
             American Stock Transfer & Trust Company, including Specimen Warrant
             Certificate*
4.3          Specimen form of Class WCA Warrants**
5.1          Opinion of Troy & Gould Professional Corporation*                               N/A
23.1         Consent of Troy & Gould Professional Corporation (included in Exhibit 5.1)
23.2         Consent of Independent Auditors (included on page II-5 hereof)**
24           Power of Attorney*                                                              N/A

--------------------------

*   Previously filed.
**  Included herewith.